SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

                Index

1.	Summary of 2013 Business Report

2.	Exhibit 99.1 Woori Finance Holdings Co., Ltd. Audit Reports for Fiscal Year 2013 (Consolidated)

3.	Exhibit 99.2 Woori Finance Holdings Co., Ltd. Audit Reports for Fiscal Year 2013 (Separate)

Summary of 2013 Business Report

VII.	DIRECTORS AND EMPLOYEE INFORMATION	44

	1. Directors	44

	2. Employee Status	44

	3. Directors’ Compensation	44

VIII.	RELATED PARTY TRANSACTIONS	45

	1. Transactions with Affiliated Parties	45

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Financial: consumer finance business.

(5)	Woori Card: credit card business

(6)	Woori FG Savings Bank: consumer savings banking business.

(7)	Woori Investment Bank: merchant banking business

(8)	Woori F&I: securitization business.

(9)	Woori Asset Management: asset management business.

(10)	Woori Private Equity: private equity business.

(11)	Woori FIS: finance-related IT services.

(12)	Woori Finance Research Institute: research relating to finance and banking

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 27, 2001	Woori Finance Holdings was incorporated

April 2, 2001	Commenced commercial operations

June 24, 2002	Became listed on the Korea Exchange

September 29, 2003	Became listed on the New York Stock Exchange

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities became a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity was established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. was incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

July 30, 2012	Acquired additional shares of Woori Financial to change our equity stake to 52.02%

October 9,2012	Disclosed Woori Finance Research Institute is incorporated as a wholly-owned subsidiary

April 1, 2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from Woori Bank.

June 14,2013	Appointment of new management

June 21,2013	Acquired Kumho Investment Bank as a subsidiary upon our acquisition of a [41.6]% equity stake. Changed company name to Woori Investment Bank on October 2, 2013.

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of December 31, 2013

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	14 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Financial
Woori Card
Woori Aviva Life Insurance
Woori FG Savings Bank
Woori Investment Bank
Woori F & I
Woori Asset Management
Woori FIS
Woori Private Equity
Woori Finance Research Institute
2 nd Tier Subsidiaries	Woori Credit Information	Woori Bank	69 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
	Woori AMC	Woori F&I
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd

Type	Name of Company	Controlling Company	Notes
Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd
FS1312 Asset Securitization Specialty Co., Ltd.
	POSCO Woori EIG Global Private Equity Fund	Woori Asset Management
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No.1
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)
	Two Eagles KIB LLC	Woori Investment Bank
3rd Tier Subsidiary	Two Eagles LLC	Two Eagles KIB LLC	1 company

*	Woori Finance Holdings, Woori Investment & Securities, Woori Financial, and Kumho Investment Bank are listed on the KRX KOSPI Market
*	Woori Finance Holdings sold all of its equity interest (52.02%) in Woori Financial to KB Financial Group on March 20, 2014.

* On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

* On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

* On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

* On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

* On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

* On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

* On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

* On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

* On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.

* On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

* On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

* High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

* On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

* On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries

* On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

* On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

* On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

* On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

* On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.

* On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 21, 2010, WR Investment America LLC. A 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.

* On March 16, 2011, Woori FG Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.

* On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.

* On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.

* On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.

* On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On November 2, 2011, Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 25, 2011, Woori EA Thirteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 29, 2011, Woori EA Fourteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 2, 2011, Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 28, 2011, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On March 8, 2012, Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 9, 2012, POSCO Woori EIG Global Private Equity Fund, to which Woori Asset Management contributed 0.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.

* On March 29, 2012, Woori EA Fifteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On May 16, 2012, Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On May 24, 2012, Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 11, 2012, Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On July 17, 2012, WR Creditors Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On September 5, 2012, Woori EA Eighteenth Asset Securitization Specialty Co., Ltd., a 67% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 10, 2012, Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 25, 2012, Woori Bank Brasil was included as our 2nd tier subsidiary. Woori Bank owns a 100% (less one share) stake in Woori Bank Brasil.

* On November 2, 2012, Woori Columbus Private Equity Fund No.1, to which Woori Asset Management contributed 1.96% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.

* On November 9, 2012, Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 28, 2012, Woori F&I Eighth Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.

* On December 7, 2012, Woori F&I Thirty First Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 26, 2012, Woori Finance Research Institute was incorporated and became our wholly-owned subsidiary.

* On March 7, 2013, Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 8, 2013, Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 8, 2013, Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 13, 2013, Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 14, 2013, Mars Private Equity Fund No.3 was dissolved and removed from our list of subsidiaries.

* On March 29, 2013, Mars Private Equity Fund No.1 was dissolved and removed from our list of subsidiaries.

* On April 1, 2013, Woori Card was added as our 1st tier subsidiary.

* On June 4, 2013, Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 7, 2013, Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 21, 2013, the inclusion of Kumho Investment Bank as our 1st tier subsidiary was approved by the Financial Services Commission, and Two Eagles KIB LLC and Two Eagles LLC, both controlled by Kumho Investment Bank, were also included as our 2nd and 3rd tier subsidiaries, respectively.

* On June 28, 2013, Woori F&I Eleventh Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.

* On July 8, 2013, Mars Private Equity Fund No.4 was dissolved and removed from our list of subsidiaries.

* On August 19, 2013, Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On August 29, 2013, Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 4, 2013, Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 13, 2013, Connacht Capital Market Investment Limited Fund was dissolved and removed from our list of subsidiaries.

* On December 2, 2013, FS1312 Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 24, 2013, Woori EA Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was dissolved and removed from our list of subsidiaries.

On March 20, 2014, the sale of Woori Financial Co., Ltd. was completed and it ceased to be our 1st tier subsidiary.

c.	Consolidated Subsidiaries

(As of December 31, 2013)

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Woori Bank	Banking	242,667,808
Kwangju Bank	Banking	18,297,125
Kyongnam Bank	Banking	28,900,360
Woori Investment & Securities	Securities	24,211,585
Woori Financial	Other Financial	3,537,592
Woori Card	Credit Card	—
Woori FG Savings Bank	Banking	1,598,619
Woori Investment Bank (former Kumho Investment Bank)	Merchant Banking	1,412,550
Woori F&I	Other Financial	1,600,095
Woori Asset Management	Collective Investment	80,095
Woori FIS (former Woori Finance Information System)	Financial Information Technology	334,878
Woori Private Equity	Other Financial	40,793
Woori Finance Research Institute	Other Financial	4,156
Woori Heritage Long Short Private Equity Investment Trust No.1	Other Financial	11,336
Woori CS Ocean Bridge 9th	Other Financial	884
Woori CS Global Emerging Milestone 1st	Other Financial	27,048
Woori Credit Information	Debt Collection and Credit Rating	30,917
Woori America Bank	Banking	1,078,995
P.T. Bank Woori Indonesia	Banking	662,720
Woori Global Markets Asia Ltd.	Banking	181,104
Woori Bank (China) Limited	Banking	3,036,392
ZAO Woori Bank	Banking	214,258
Woori Bank Brasil	Banking	22,336
Korea BTL Infrastructure Fund	Other Financial	584,144
Woori Fund Service Co., Ltd.	Other Financial	2,952
Kumho Trust 1st Co., Ltd.	Other Financial	80,942
Woori IB Global Bond Co., Ltd	Other Financial	213,745
Connsus Eighth Co., Ltd.	Other Financial	12
Asiana Saigon Co., Ltd.	Other Financial	52,947
An-Dong Raja 1st Co., Ltd.	Other Financial	12,800
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	84,560
Hermes STX Co., Ltd.	Other Financial	30,550
BWL First Co., LLC	Other Financial	80,029
Woori Poongsan Co., Ltd	Other Financial	41,575
Pyeongtaek Ocean Sand Co., Ltd.	Other Financial	44,539
Heights Third Co., Ltd	Other Financial	8,039
Jeonju Poomglim iWant	Other Financial	203
Wonju Poomglim iWant	Other Financial	9
Deogi Dream Fourth Co., Ltd	Other Financial	351
Guam Emerald Ocean View	Other Financial	535
Heoreum Short-Term 15 th	Other Financial	58
G5 Pro Short-Term 13th	Other Financial	588
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Woori Milestone Private Real Estate Fund 1st	Other Financial	6,975
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	56,411
Woori Partner Plus Private Equity Securities 4th	Other Financial	415,544

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Hyundai Platinum Private Equity Securities W-2	Other Financial	—
KTB Safe Private Equity Securities 77th	Other Financial	—
Woori Partner Plus Private Equity Securities 12th	Other Financial	—
KDB Private Equity Investment Trust WB-5	Other Financial	—
Shinhan BNP Corporate Private Equity Investment Trust 27th	Other Financial	—
Yuri WB Private Equity Securities 5th (Bond)	Other Financial	—
Kyobo Axa Tomorrow Private Equity Securities 25th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 15th	Other Financial	—
Yuri WB Private Equity Securities 6th (Bond)	Other Financial	—
Meritz Prime Private Equity Securities 93rd	Other Financial	—
Kyobo Axa Tomorrow Private Equity Securities 26th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 17th	Other Financial	—
Hanwha Private Equity Securities Investment Trust 57th	Other Financial	—
Hyundai Platinum Private Equity Securities W-3	Other Financial	—
Phoenix Sky Private Equity Securities 15th	Other Financial	—
Samsung Plus Private Equity Securities 24th	Other Financial	—
HDC Private Equity Securities Investment Trust 10th	Other Financial	—
ING Lion Private Equity Securities 47th	Other Financial	—
LS Leading Solution Private Equity Securities 126th Bond)	Other Financial	—
Shinhan BNP Corporate Private Equity Securities 32nd	Other Financial	—
Hyundai Advantage Private Equity Securities 17th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 21st	Other Financial	—
Meritz Prime Private Equity Securities 95th	Other Financial	—
Hi Good Choice Private Equity Securities 8th	Other Financial	—
HDC Private Equity Securities Investment Trust 11th	Other Financial	—
Woori Partner Plus Private Equity Securities 13th	Other Financial	—
Samsung AlphaClub Multi Long Short Private Equity 2nd	Other Financial	—
Truston Private Equity Securities Investment Trust 13th	Other Financial	—
Phoenix Sky Private Equity Securities 16th	Other Financial	—
Hanwha Private Equity Securities Investment Trust 65th	Other Financial	—
Hanwha Private Equity Securities No. 67 (Bond)	Other Financial	—
Woori Bank Principal Protected Trust	Other Financial	1,359,282
Heungkuk Hiclass 9th	Other Financial	3,394
Tongyang High Plus Securities Investment Trust N-27th	Other Financial	10,016
Mirae Asset Triumph Private Equity Investment Trust 11th	Other Financial	—
Woori Frontier Short Term Private Equity Securities Investment Trust G-3	Other Financial	—
Hybrid 1st Specialty Inc.	Other Financial	342,697
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	8,898
Kwangju Bank Principal Protected Trust	Trust	10,835
KTB Market Alpha Private Equity Securities Investment Trust 30-2(Bond Mixed Type)	Other Financial	10,880
Mirae Asset Columbus Private Equity Investment Trust 43rd (Bond Mixed Type)	Other Financial	10,375
Tongyang High Plus Securities Investment Trust N-28 (Bond)	Other Financial	—
Bearing New Besta Private Equity Securities Investment Trust 9th (Bond)	Other Financial	—
Woori Frontier Private Equity Securities Investment Trust 4th (Bond)	Other Financial	—
Yuri Balance Private Equity Securities Investment Trust 11th (Bond Mixed Type)	Other Financial	—
Shinyoung Private Equity Securities Investment Trust KN-1 (ELS-Derivative Type)	Other Financial	—
Daeshin Balance Private Equity Securities Investment Trust 51st (Bond Mixed Type)	Other Financial	—
Shinyoung Private Equity Securities Investment Trust KN-2 (ELS-Derivative Type)	Other Financial	—
Hyundai Smart Dream Private Equity Securities 9th (Bond Mixed Type)	Other Financial	—
Consus 6th Co., LLC	Other Financial	9
Kyongnam Bank Principal Protected Trust	Trust	56,742
Woori Futures	Futures	409,193
Woori Investment Securities International Ltd.	Securities	2,067
Woori Investment & Securities (HK) Ltd.	Securities	140,349
Woori Investment Securities America	Securities	6,467

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
MARS Second Private Equity Fund	Other Financial	231,863
Woori Investment Asia Pte. Ltd.	Securities	46,903
Woori Absolute Partners PTE Ltd.	Other Financial	3,880
Woori Absolute Asia Global Opportunity Fund	Other Financial	7,790
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	30,612
Woori Korindo Securities Indonesia	Securities	33,123
Woori CBV Securities Corporation	Securities	8,300
Woori Absolute Return Investment Strategies fund	Other Financial	33,326
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	2,391
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	96,280
Woori Giant First Co., Ltd	Other Financial	96,280
IBS 11th	ABS	—
Alpenrose Second Co., Ltd.	ABS	—
G3 Pro Short-term 13	Beneficiary Certificates	86
G4 Pro Short-term 13	Beneficiary Certificates	42
Woori Investment & Securities Principal Protected Trust	Trust	27,482
Woori AMC	Other Financial	20,838
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	14,560
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	18,647
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	320
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	3,401
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	3,652
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	7,909
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	3,204
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	3,870
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	13,892
WR Investment America LLC	Other Financial	18,915
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	31,034
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	8,412
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	4,098
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	8,119
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	71,265
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	17,100
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd	Other Financial	22,068
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd	Other Financial	55,350
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	88,099
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	60,249
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	47,452
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.	Other Financial	91,370
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.	Other Financial	61,942
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	88,425
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	104,191
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	72,858
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.	Other Financial	59,652
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	124,348
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd.	Other Financial	138,623
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd.	Other Financial	107,000
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	—

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd.	Other Financial	—
FS1312 Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	150,644
Woori EL Co., Ltd.	Other Financial	27
Two Eagles LLC	Real Estate & Leasing	632
MyAsset Manhattan Private Equity Real Estate Trust 1st	Beneficiary Certificates	5,656
Sahn Eagle LLC	Other Financial	14,792
Hub 1st Co., Ltd	ABS	14,582
Hub 2nd Co., Ltd	ABS	24,161
Hub 3rd Co., Ltd	ABS	16,754
Two Eagles KIB LLC	Other Services	238

*	Woori Financial Co., Ltd. was disaffiliated from Woori Finance Holdings Co., Ltd. on March 20, 2014

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of December 31, 2013	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,000	2,000
Free float shares	806,013,340	806,013,340

b.	Treasury Stock

As of December 31, 2013	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks

Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common
	Preferred

Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common	2,000				2,000
	Preferred

Subtotal	Common	2,000				2,000
	Preferred

Indirect acquisition from trust agreement	Common
	Preferred

Total	Common	2,000				2,000
	Preferred

5.	Voting Rights

As of December 31, 2013	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	2,000
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,013,340
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2013	2012	2011
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		-537,688	1,583,580	2,136,828
Earnings per share (Won)		-667	1,965	2,651
Total cash payout (Won in Millions)		0	201,503	201,503
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		0	12.72	9.43
Cash dividend yield (%)	Common Shares	0	2.1	2.6
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	0	250	250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Business Overview

(As of December 31, 2013)

Business Area	Business Scope	Subsidiary
Banking	Lending, deposit taking and related business	Woori Bank Kwangju Bank Kyongnam Bank
Financial Investment	Investment banking and investment brokerage	Woori Investment & Securities
Credit Finance	Facilities lease financing, installment financing and other lease financing	Woori Financial
	Credit cards, cash advance, and credit card loans	Woori Card
Insurance	Life insurance business	Woori Aviva Life Insurance
Savings Bank	Financial services for the lower-income class	Woori FG Savings Bank
Investment Banking	Merchant banking business related to lending, deposit taking, international finance, lease finance, and securities	Woori Investment Bank
	Acquisition and disposal of non-performing loans and corporate restructuring-related investment business	Woori F&I
Asset Management	Collective investment business and investment advisory	Woori Asset Management
IT	Financial IT system development, sales and maintenance business	Woori FIS
Private Equity	Investment advisory and private equity fund management business	Woori Private Equity
Other	Financial, economic and industry research	Woori Finance Research Institute

*	On March 20, 2014, the sale of Woori Financial Co., Ltd. was completed and it ceased to be our 1st tier subsidiary.

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

		2013		2012		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	1,851,759	55.66	1,883,597	58.88	(31,838)	(3.22)
	CD	29,099	0.87	16,254	0.51	12,845	0.36
	Borrowings	231,464	6.96	242,556	7.58	(11,092)	(0.62)
	Call Money	26,216	0.79	31,929	1.00	(5,713)	(0.21)
	Others	502,885	15.12	477,072	14.91	25,813	0.21
	Sub-Total	2,641,423	79.39	2,651,408	82.88	(9,985)	(3.49)
Foreign Currency	Deposits	115,576	3.47	112,283	3.51	3,293	(0.04)
	Borrowings	103,721	3.12	130,917	4.09	(27,196)	(0.97)
	Debentures	52,407	1.58	54,464	1.70	(2,057)	(0.12)
	Others	12,554	0.38	13,354	0.42	(800)	(0.04)
	Sub-Total	284,258	8.54	311,018	9.72	(26,760)	(1.18)
Others	Total Capital	233,208	7.01	226,238	7.07	6,970	(0.06)
	Reserves	10,206	0.31	10,619	0.33	(413)	(0.02)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	243,414	7.32	236,857	7.40	6,557	(0.08)
Liabilities associated with disposal group held for sale		64,095	1.93	0	0.00	64,095	1.93
Liabilities associated with disposal group held for distribution to owners		93,765	2.82	0	0.00	93,765	2.82
Source of Funds Total		3,326,955	100.00	3,199,283	100.00	127,672	0

*	Consolidated basis.

(unit: in millions of Won)

Items	2013	2012	2011
Shareholders’ Equity	13,744,606	14,571,676	14,214,221
Capital	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010
Capital Surplus	109,026	109,026	109,026
Retained Earnings	9,108,368	9,934,180	9,766,122
Capital Adjustments	-1,272	-14	-14
Borrowings	4,237,306	3,874,928	3,888,783
Debentures	3,684,958	3,654,276	3,653,968
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	552,348	220,652	234,815
Total	17,981,912	18,446,604	18,103,004

*	Separate basis.
*	179,933 million won of debentures in 2013, in relation with the regional bank spin-offs, were classified as disposal group held for distribution liabilities

(2)	Use of Funds

(unit: in millions of Won)

		2013		2012		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	135,665	4.08	159,385	4.98	(23,720)	(0.90)
	Securities	523,778	15.74	575,475	17.99	(51,697)	(2.25)
	Loans	1,893,096	56.90	1,844,974	57.67	48,122	(0.77)
	Call Loans	25,628	0.77	8,047	0.25	17,581	0.52
	Private placement bonds	10,613	0.32	15,376	0.48	(4,763)	(0.16)
	Credit Card	42,457	1.28	43,676	1.37	(1,219)	(0.09)
	Others	207,749	6.24	209,096	6.54	(1,347)	(0.30)
	Loan loss reserves	(33,784)	(1.02)	(34,445)	(1.08)	661	0.06
	Sub-Total	2,805,202	84.32	2,821,584	88.20	(16,382)	(3.88)
Foreign Currency	Deposits	36,011	1.08	35,257	1.10	754	(0.02)
	Securities	11,817	0.36	10,905	0.34	912	0.02
	Loans	181,520	5.46	200,514	6.27	(18,994)	(0.81)
	Bills bought	49,851	1.50	54,821	1.71	(4,970)	(0.21)
	Others	5,730	0.17	7,342	0.23	(1,612)	(0.06)
	Sub-Total	284,929	8.56	308,839	9.65	(23,910)	(1.09)
Others	Cash	35,485	1.07	37,242	1.16	(1,757)	(0.09)
	Tangible Assets	30,565	0.92	31,618	0.99	(1,053)	(0.07)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	66,050	1.99	68,860	2.15	(2,810)	(0.16)
Liabilities associated with disposal group held for sale		70,149	2.11	0	0.00	70,149	2.11
Liabilities associated with disposal group held for distribution to owners		100,625	3.02	0	0.00	100,625	3.02
Use of Funds Total		3,326,955	100.00	3,199,283	100.00	127,672	0.00

*	Consolidated basis.

(unit: in millions of Won)

Items	2013	2012	2011
Subsidiary Stock	17,739,535	17,976,325	17,825,203
Woori Bank	12,848,076	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,291	976,291	976,291
Woori FIS	35,013	35,013	15,013
Woori F&I	206,563	206,563	206,563
Woori Investment & Securities	953,210	1,036,749	1,036,749
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	34,246	34,246	34,246
Woori Financial	238,575	238,575	207,346
Woori Aviva Life Insurance	36,317	102,946	106,053
Woori FG Savings Bank	53,730	210,000	110,000
Woori Finance Research Institute	3,000	3,000	—
Woori Card	773,748	—	—
Woori Investment Bank	69,648	—	—
Investment Securities	—	—	—
Loan Obligations	998	995	996
Tangible Assets	288	389	515
Intangible Assets	44	33	29
Cash	67,380	236,400	33,538
Other Assets	173,667	232,462	242,723
Total	17,981,912	18,446,604	18,103,004

*	Separate basis
*	21,856 million won of cash in 2013, in relation with the regional bank spin-offs, was classified as disposal group held for distribution assets
*	Woori F&I, Woori Investment & Securities, Woori Asset Management, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank , in relation to the investment & securities unit sales, were classified as disposal group held for sale assets.

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2013(1)	2012(1)	2011(1)
Current Assets (A)	67,852	222,671	33,591
Current Liabilities (B)	10,889	33,580	11,300
Current Ratio(2) (A/B)	623.11%	663.11%	297.28%

(1)	Separate basis.
(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month to (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2013	2012	2011
Liabilities (A)	4,237,306	3,874,928	3,888,783
Equity (B)	13,744,539	14,571,676	14,214,221
Debt Ratio (A/B)	30.83%	26.59%	27.36%

*	Separate basis.

BIS Ratio

(unit: in millions of Won)

Items	2013	2012	2011
Total Capital (A)	26,138,766	26,989,716	25,668,548
Risk weighted assets (B)	200,977,843	210,397,222	208,069,221
BIS Ratio (A/B)	13.01%	12.83%	12.34%

*	2013: Basel III basis, Prior to 2013: Basel I basis.

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category

2008.04.03

2008.04.03

2008.06.12

2008.06.16

2008.09.12

2008.09.16

2008.12.02

2008.12.02

2009.03.13

2009.03.13

2009.06.30

2009.06.30

2009.11.05

2009.11.05

2010.05.10

2010.05.10

2010.07.23

2010.07.23

2010.10.28

2010.10.28

2011.02.14

2011.02.14

2011.03.02

2011.03.03

2011.05.12

2011.05.12

2011.08.11

2011.08.11

2011.10.19

2011.10.19

2011.11.14

2011.11.14

2012.01.30

2012.01.30

2012.02.28

2012.02.28

2012.06.13

2012.06.13

2012.08.06

2012.08.06

2012.10.17

2012.10.17

2013.02.26

2013.02.26

2013.07.15

2013.07.15

2013.09.23

2013.09.23

2013.10.18

2013.10.18

2014.01.09

2014.01.09

2014.02.11

2014.02.11

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c.	30 Largest Exposures by Borrower

(As of December 31, 2013)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Land & Housing Corporation	24,509	24,030	48,539
Korea Finance Corporation	—	21,252	21,252
Korea Housing Finance Corporation	—	16,147	16,147
Korea Development Bank	—	15,879	15,879
Industrial Bank of Korea	35	13,307	13,342
Samsung Heavy Industries	12,173	427	12,600
Hyundai Heavy Industries	10,431	607	11,038
Small & Medium Business Corporation	5	8,837	8,842
Korea Securities Finance Corporation	65	8,664	8,729
National Federation of Fisheries Cooperatives	—	8,671	8,671
Korea Deposit Insurance Corporation	—	7,856	7,856
KB Kookmin Bank	3,354	3,598	6,952
SPP Shipbuilding	6,780	—	6,780
Samsung Electronics	6,241	515	6,757
Export-Import Bank of Korea	—	6,565	6,565
Korea BTL Infrastructure Fund	—	6,486	6,486
Hyundai Steel	5,806	127	5,934
Korea Expressway Corporation	—	5,821	5,821
Gajeul New Town Zone 4 Redevelopment Project	5,313	—	5,313
Hyosung	5,219	30	5,250
Korea Water Resources Corporation	7	5,225	5,232
Korea Railroad Corporation	390	4,836	5,226
POSCO	1,245	3,975	5,220
DSME	4,992	105	5,097
Korea Rail Network Authority	24	5,032	5,056
Hyundai Securities (MMW)	—	5,000	5,000
Korean Air	4,768	229	4,997
S-OIL	4,815	150	4,965
Daewoo International	4,853	—	4,853
SH Corporation	338	4,475	4,813
Total	101,365	177,847	279,212

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Card, Woori Financial, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Investment Bank
*	Excluding securities issued or guaranteed by the Government or the Bank of Korea
*	Corporate borrowers only

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of December 31, 2013)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Shipbuilding	6,780	5,501	3,166
B	Shipbuilding	4,013	4,013	1,679
C	Wholesale & Retail	2,507	2,506	2,420
D	Construction	2,158	2,158	1,710
E	Shipbuilding	3,259	1,966	733
F	Transportation	1,316	1,316	707
G	Manufacturing	1,313	1,313	162
H	Manufacturing	1,186	1,186	6
I	Real Estate & Leasing	1,129	1,129	176
J	Shipbuilding	1,020	1,019	997
K	Real Estate & Leasing	974	974	128
L	Manufacturing	934	934	811
M	Real Estate & Leasing	750	750	354
N	Real Estate & Leasing	734	734	427
O	Real Estate & Leasing	710	710	56
P	Manufacturing	602	602	34
Q	Real Estate & Leasing	600	600	1
R	Manufacturing	581	581	1
S	Sports & Leisure	574	574	574
T	Manufacturing	555	546	123
Total		31,696	29,113	14,265

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Card, Woori Financial, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Investment Bank
*	Corporate borrowers only

e.	Recent Developments

In June 2012, Woori Finance Holdings acquired a 41.6% equity stake in Kumho Investment Bank by participating in the capital increase of Kumho Investment Bank and added the entity as a new first tier subsidiary. Woori Finance Holdings will utilize the business strengths of Kumho Investment Bank in merchant banking while streamlining its organization and improving its asset quality in order to stabilize the operations of Kumho Investment Bank.

In December 2012, Woori Finance Research Institute was established as a separate legal entity to enhance the operational efficiency of Woori Financial Group’s internal research function and to increase its research capacity. Woori Finance Research Institute will assist the sustainable growth of Woori Financial Group by serving as its “think tank” and aim to become an opinion leader in the Korean financial industry.

In April 2013, the credit card business of Woori Bank was spun off to become a wholly-owned subsidiary of Woori Finance Holdings in order to increase the competitiveness of such business.

On June 26, 2013, the Public Funds Oversight Committee of the Financial Services Commission announced the privatization plan for Woori Finance Holdings. The privatization plan provides for the segregation of the fourteen subsidiaries of Woori Finance Holdings into three groups of entities (comprising the regional bank group, the investment and securities group and the Woori Bank group), and each unit will be subject to corporate restructuring processes (including spin-offs and/or mergers) and put up for sale.

Woori Finance Holdings announced the the commencement of a sale process of its equity interest in the investment and securities group on August 16, 2013. The preferred bidders for Woori Financial and Woori F&I were selected on December 6, 2013, while the selection date for Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance and Woori FG Savings Bank was December 24, 2013.

On February 20, 2014, the Board of Directors of Woori Finance Holdings passed a resolution to enter into share purchase agreements with KB Financial Group for Woori Financial and Kiwoom Securities for Woori Asset Management. The sale of Woori Financial has been completed as of March 20, 2014.

KDIC, our majority shareholder, announced the commencement of a sale process for its equity interest in Kwangju Bank and Kyongnam Bank on July 15, 2013 and the spin-off of the banks was approved and ratified in the extraordinary general meeting of shareholders of Woori Finance Holdings on January 28, 2014.

For additional information regarding the spin-off plan, please see Woori Finance Holdings’ reports on Form 6-K filed with the SEC.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2013 (1)	2012(1)	2011	2010
Cash and Cash Equivalents	45,524	236,400	33,538	65,345
Loans and Receivables	34,454	209,199	239,215	31,131
Investments in Subsidiaries and Associates	13,763,730	17,976,325	17,825,203	17,383,228
Premises and equipment	288	389	515	593
Intangible Assets	44	33	29	35
Current Tax Assets	138,005	20,844	—	—
Deferred Tax Assets	—	2,444	2,158	1,128
Other Assets	2,207	970	2,347	127,448
Assets Held for Sale	1,555,852
Disposal Group Held for Distribution to Owneers	2,441,808
Total Assets	17,981,912	18,446,604	18,103,005	17,608,908
Borrowings	—	—	—	—
Debentures	3,505,025	3,654,276	3,653,968	3,654,844
Net Defined Benefit Liability	—	137	—	—
Current Tax Liabilities	—	165,588	201,361	124,078
Deferred Tax Liabilities	375,026	—	—	—
Other Financial Liabilities	175,813	53,448	31,796	23,889
Other Liabilities	889	1,479	1,659	1,926
Liabilities Directly Associated with Disposal Group held for Distribution To Owners	180,553	—	—
Total Liabilities	4,237,306	3,874,928	3,888,784	3,804,737
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010	—
Capital Surplus	109,026	109,026	109,026	109,025
Other Equity	(1,272)	(1,467)	(1,029)	(18)
Retained Earnings	9,108,368	9,935,633	9,767,137	9,665,087
Total Equity	13,744,606	14,571,676	14,214,221	13,804,171

Items	2013(1)	2012(1)	2012	2011
Net Interest Income	(162,832)	(172,380)	(214,309)	(235,936)
Net Fees Income	45,924	59,440	57,852	29,982
Dividend Income	254,081	562,272	516,008	407,130
Reversal of Impairment Loss on Credit Loss	(4,621)	(1)	1	843
Administrative Expenses	(42,080)	(50,774)	(49,792)	(34,596)
Operating Income	90,472	398,557	309,760	167,423
Non-Operating Expense	(309,428)	(1,367)	(6,310)	(4,541)
Income Before Income Tax	(218,956)	397,190	303,450	162,882
Net Income	(596,363)	397,336	304,480	164,010
Total Comprehensive Income	(596,168)	396,898	304,480	164,010
Earnings Per Share (in Won)	-776	459	375	203

(1)	2013 amounts reflect amendments to Korean IFRS 1019 relating to employee benefits adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012, as applicable, have been restated accordingly.

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2013(1)(2)	2012(1)(2)	2011	2010
Cash and Cash Equivalents	5,477,649	5,778,390	6,417,964	4,871,109
Financial Assets at Fair Value through Profit or Loss	4,806,197	27,352,216	26,844,973	22,183,761
Available-for-Sale Financial Assets	17,085,448	18,888,923	19,698,348	21,997,884
Held-to-Maturity Financial Assets	12,038,820	18,684,801	20,036,128	19,885,559
Loans and Receivables	211,912,373	250,275,551	235,317,520	216,791,805
Investments in Jointly Controlled Entities and Associates	617,570	1,037,930	928,233	744,844
Investment Properties	340,620	491,685	498,999	643,271
Premises and equipment	2,536,441	3,185,543	3,134,472	3,097,378
Intangible Assets and goodwill	268,926	433,407	447,891	295,136
Assets Held for Sale	587	83,347	56,243	87,926
Current Tax Assets	143,101	38,667	57,512	9,568
Deferred Tax Assets	155,256	155,439	79,505	58,705
Derivative Assets	131,410	281,069	326,840	131,511
Other Assets	178,886	414,846	377,062	378,861
Disposal Group Held for Sale	34,684,805	—	—	—
Disposal Group Held for Distribution to Owners	50,312,293	—	—	—
Total Assets	340,690,382	327,101,814	314,221,690	291,177,318
Financial Liabilities at Fair Value Through Profit or Loss	2,507,248	10,985,765	9,621,546	8,838,281
Deposits	175,323,644	204,209,580	197,378,565	185,427,625
Borrowings	18,231,511	33,479,716	34,667,740	34,265,662
Debentures	21,677,674	27,959,969	29,265,833	29,110,640
Provisions	684,799	863,658	892,308	761,055
Net Defined Benefit Liability	71,602	166,296	119,704	69,949
Current Tax Liabilities	9,980	178,791	274,257	173,960
Deferred Tax Liabilities	49,105	134,481	270,033	212,534
Derivatives Liabilities	1,785	38,000	33,493	5,339
Other Financial Liabilities	19,914,947	25,544,410	19,023,665	11,648,328
Other Liabilities	411,278	508,072	570,038	399,191
Liabilities Directly Associated with Disposal Group Held for Sale	32,047,626	—	—	—
Liabilities Directly Associated with Disposal Group Held for Distribution to Owners	46,882,414	—	—	—
Total Liabilities	317,813,613	304,068,738	292,117,182	270,912,564
Equity Ownership of Controlled Entity	17,847,633	18,695,919	17,555,085	15,701,540
Capital Stock	4,030,077	4,030,077	4,030,077	4,030,077

Hybrid Securities	498,407	498,407	309,010	—
Capital Surplus	176,502	174,044	175,768	180,105
Other Equity	(35,367)	112,013	563,074	1,002,019
Retained Earnings	13,112,690	13,881,378	12,477,156	10,489,339
Equity Related to Asset Group Held for Sale	29,820	—	—	—
Equity Related to Asset Group Held for Distribution to Owners	35,504	—	—	—
Non-Controlling Interests	5,029,136	4,337,157	4,549,423	4,563,214
Total Equity	22,876,769	23,033,076	22,104,508	20,264,754
Total Liabilities and Equity	340,690,382	327,101,814	314,221,690	291,177,318
Number of Consolidated Subsidiaries	173	166	143	148

Items	2013(1)(2)	2012(1)(2)	2011(1)(2)	2010(1)(2)
Operating Income	239,567	1,549,507	3,085,708	2,148,252
Net Interest Income	4,492,022	4,847,900	6,551,741	5,711,528
Interest Income	9,493,383	10,891,241	14,332,192	13,341,440
Interest Expense	(5,001,361)	(6,043,341)	(7,780,451)	(7,629,912)
Net fees and commissions income	926,501	1,189,350	1,908,146	1,831,561
Fees and Commissions Income	1,565,224	1,686,885	2,487,088	2,403,826
Fees and Commissions Expense	(638,723)	(497,535)	(578,942)	(572,265)
Dividend Income	87,641	101,063	203,005	200,780
Gain on Financial Instruments at Fair Value through Profit or Loss	123,900	(364,894)	119,403	39,074
Gain on Available-for-Sale Financial Assets	(85,242)	533,148	1,072,877	1,073,469
Gain on Held-to-Maturity Financial Assets	—	—	82	21
Impairment Losses on Credit Losses	(2,277,260)	(1,799,029)	(2,268,927)	(2,872,943)
Other Net Operating Expenses	(3,027,995)	(2,958,031)	(4,500,619)	(3,835,238)
Non-operating Income	48,100	88,413	91,665	(49,457)
Share of Profits of Jointly Controlled Entities and Associates	(1,277)	44,515	16,700	29,926
Other non-operating income	49,377	43,898	74,965	(79,383)
Net Income Before Income Tax Expense	287,667	1,637,920	3,177,373	2,098,795
Income Tax Expense	35,096	356,840	(744,093)	(498,121)
Income of Continuing Operations	252,571	1,281,080	2,433,280	1,600,674
Income of Discontinued Operations	(966,006)	566,599	—	—
Net Income	(713,435)	1,847,679	2,433,280	1,600,674
Net Income Attributable to Owners	(537,688)	1,633,341	2,136,828	1,288,856
Net Income Attributable to the Non- Controlling Interests	(175,747)	214,338	296,452	311,818
Other Comprehensive Income	(110,347)	(438,341)	(385,374)	(235,991)
Remeasurement of the Net Defined Benefit Liability	9,217	(51,297)	—	—
Gain (loss) on Available-for-Sale Financial Assets	(50,953)	(349,481)	(374,877)	(205,332)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	(6,375)	56,855	(37,602)	(20,546)
Gain (loss) on Overseas Business Translation	(59,824)	(107,509)	24,591	(18,826)
Gain on Valuation of Cashflow Hedge	(2,412)	13,091	2,514	8,713
Total Comprehensive Income	(823,782)	1,409,338	2,047,906	1,364,683
Comprehensive Income Attributed to Owners	(623,695)	1,176,805	1,729,658	1,051,725
Comprehensive Income Attributed to the Non-Controlling Interests	(200,087)	232,533	318,248	312,958
Earnings from Continuing and Discontinued Operations Per Share (in Won)	(704)	1,993	2,649	1,599
Earnings from Continuing Operations Per Share (in Won)	165	1,411	2,649	1,599

(1)	2013 amounts reflect amendments to Korean IFRS 1110 (scope of consolidation) and Korean IFRS 1019 (employee benefits) adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012, as applicable, have been restated accordingly. In connection with the currently pending privatization process of Woori Finance Holdings Co., Ltd. and its subsidiaries by the Korean Government, operations of the regional bank subsidiaries of Woori Finance Holdings Co., Ltd. (consisting of Kwangju Bank and Kyongnam Bank) and certain other subsidiaries (consisting of Woori Investment & Securities, Woori Financial, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Asset Management) have been classified as discontinued operations.
(2)	The Company has reclassified certain items.

•	Beginning in 2013 the Company has reclassified certain credit card commissions from interest income to fees income Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2010, 2011, 2012 and 2013, as applicable, have been restated accordingly.

•	Beginning with the period ended September 30, 2013, the Company has reclassified special reserves for principal guaranteed trusts from a liability item under other financial liabilities to an equity item under retained earnings Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012, as applicable, have been restated accordingly.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2013	2012	2011
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its audit report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated and separate financial statements of the Company as of December 31, 2012 and December 31, 2013 do not present fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2013	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	454	11,327
2012	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	440	8,848
2011	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	9,409

(1)	On an annual basis.

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2013	2013.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2013.07~2014.04 2013.07~2013.08 2014.02~2014.04	1,405 36	—
	2013.10.28	Spin-off related financial statement review	2013.10~2013.10	40
2012	2012.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2012.07~2013.04 2012.07~2012.08 2013.02~2013.03	1,358 35	—
2011	2011.06.27 2011.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2011.07~2012.04 2011.07~2011.08 2012.02~2012.03	1,266 35	—

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

From the general shareholders’ meeting on March 22, 2013 until June 13, 2013

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings - Chief executive officer, Woori Securities - Executive managing director, Hanil Bank - Bachelor of Law, Korea University	None	Chairman of the board

Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2011

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

- Current) Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)

- Current) Representative Director, Asia Evolution

- Director, AT&T Network System

- Director, Goldman Sachs

- Bachelor of Arts (Economics), Brown University

- Master of Business Administration, Harvard University

		None	First appointment: March 2011

From the extraordinary shareholders’ meeting on June 14, 2013 until March 20, 2014

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—

Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2013 Chairman of the Board

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

- Current) Dean & Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)	- Current) Representative Director, Asia Evolution - Director, AT&T Network System - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University	None	First appointment: March 2011

After the general shareholders’ meeting on March 21, 2014

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013 Chairman of the Board

Sang-Keun Oh (Non-standing Director)	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association - Ph.D. in Economics, University of Wisconsin-Madison - BA, Economics, SungKyunKwan University	None	First appointment: March 2014

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Kang-Shik Choi (Non-standing Director)	- Current) Professor, Economics, Yonsei University Dean, University College, Yonsei University - Ph.D. in Economics, Yale University - BA, Economics, Yonsei University	None	First appointment: March 2014

Seong-Yeal Lim (Non-standing Director)

- Current) Director, Planning & Coordination Dept., Korea

Deposit Insurance Corporation

- Director, Risk Management Dept., Kore Deposit Insurance

Corporation

- MPA, Seoul National University

- BA, Economics, Seoul National University

		Employee of the largest shareholder	First appointment: March 2014

Min Chang (Non-standing Director)

- Current) Director, Research Coordination Division, Korea Institute of Finance

- Advisor to the Chairman, Financial Services Commission

- Ph.D. in Economics, Michigan State University

- BA, Economics, Seoul National University

		None	First appointment: March 2014

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

From the general shareholders’ meeting on March 22, 2013 until June 13, 2013

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all standing directors.

Ethics Committee	Pal Seung Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

From the extraordinary shareholders’ meeting on June 14, 2013 until March 20,2014

Name	Position	Notes
Management Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.

Ethics Committee	Soon-Woo Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.

Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

After the general shareholders’ meeting on March 21, 2014

Name	Position	Notes
Management Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi	Non-standing director Kang-Shik Choi heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Hee-Yul Chai heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.

Ethics Committee	Soon-Woo Lee Hee-Yul Chai Seong-Yeal Lim Min Chang	Non-standing director Hee-Yul Chai heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Sang-Keun Oh heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.

Audit Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Sang-Keun Oh heads this committee consisting of all non-standing directors.

2.	Related Companies

3.	Investments in Other Companies

As of December 31, 2013	(units: thousands of shares, millions of Won, %)

Name	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most Recent Fiscal Year	Net Income for the Most Recent Fiscal Year
	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/ Loss	Quantity	Share	Book value
Woori Bank	765,957	100.0	13,621,824	-169,266	-773,748	—	596,691	100.0	12,848,076	249,984,771	465,266
Kwangju Bank	49,413	100.0	976,291	—	—	—	49,413	100.0	976,291	18,872,972	61,030
Kyongnam Bank	58,050	100.0	1,443,662	—	—	—	58,050	100.0	1,443,661	31,714,227	130,181
Woori FIS	4,900	100.0	35,013	—	—	—	4,900	100.0	35,013	332,223	-2,054
Woori F&I	14,000	100.0	206,563	—	—	—	14,000	100.0	206,563	1,641,240	49,115
Woori Investment & Securities	75,426	37.9	1,036,749	—	—	-83,539	75,426	37.9	953,210	29,985,901	16,034
Woori Asset Management	6,662	100.0	67,456	—	—	—	6,662	100.0	67,456	85,169	3,498
Woori Private Equity	6,000	100.0	34,246	—	—	—	6,000	100.0	34,246	89,945	1,776
Woori Financial	11,181	52.0	238,575	—	—	—	11,181	52.0	238,575	3,939,851	54,143
Woori Aviva Life Insurance	7,601	51.6	102,946	—	—	-66,628	7,601	51.6	36,317	4,465,602	31
Woori FG Savings Bank	10,320	100.0	210,000	—	—	-156,270	10,320	100.0	53,730	957,748	-27,346
Woori Finance Research Institute	600	100.0	3,000	—	—	—	600	100.0	3,000	3,739	610
Woori Card	—	—	—	169,266	773,748	—	169,266	100.0	773,748	4,679,202	47,998
Woori Investment Bank	—	—	—	139,295	69,648	—	139,295	41.6	69,648	1,158,365	-37,303
Total	1,010,110	—	17,976,325	139,295	69,648	-306,437	1,149,405		17,739,535	347,910,955	762,979

1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.
3.	The amounts for Woori Investment Bank are for the fiscal year ended March 31, 2013 in accordance with Korean IFRS. The amounts for Woori FG Savings Bank are for the fiscal year ended June 30, 2013 in accordance with the generally accepted accounting principles in Korea for non-consolidated financial statements.
4.	Recognized impairment loss of 306,437 million won on the subsidiaries under the sales process are based on the lesser amount of net fair value or book value. Net fair value was calculated after deducting the related costs from the final contract amount or the final bidding amount of the preferred bidder.
*	Woori Financial Co., Ltd. was disaffiliated from Woori Finance Holdings Co., Ltd. on March 20, 2014

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2013	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
		Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Others	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of December 31, 2013	(units: shares, %)

No.	Name	Stock		Notes
		No. of shares	%
1	KDIC	459,198,609	56.97
2	National Pension Fund	63,827,241	7.92

c.	Minority Shareholders

As of December 31, 2013

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	51,339	99.98%	298,886,286	37.07%

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2013	August 2013	September 2013	October 2013	November 2013	December 2013
Common Stock	High	11,800	11,550	12,650	13,500	12,850	13,300
	Low	10,500	10,600	11,150	12,000	11,750	11,950
	Average	11,187	11,169	12,117	12,736	12,386	12,553
Monthly Trade Volume	High	4,520,786	2,958,524	3,027,118	3,291,918	3,087,572	2,781,143
	Low	567,111	549,614	782,091	731,770	798,783	570,390
	Average	34,928,978	34,193,233	27,253,134	33,124,811	30,658,917	24,428,654

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		July 2013	August 2013	September 2013	October 2013	November 2013	December 2013
ADR	High	31.29	31.18	35.51	38.09	36.00	38.33
	Low	27.51	28.08	30.44	33.51	33.17	33.91
	Average	29.77	29.92	33.69	35.70	34.81	35.68
Won Con-version	High	34,998	34,965	38,429	40,543	38,171	40,450
	Low	31,166	31,332	33,609	35,872	35,588	35,694
	Average	33,555	33,425	36,634	38,081	36,996	37,701
Monthly Trade Volume	High	160,900	259,900	16,100	15,100	22,100	17,400
	Low	4,200	2,300	1,600	700	1,100	400
	Monthly Total	442,600	852,200	150,100	113,700	133,000	109,000

VII.	Directors and Employee Information

1.	Directors

As of December 31, 2013

Position		Name	Common Stock Owned	Expiration of Term
Chairman & CEO	Registered	Soon-Woo Lee	14,300	December 30, 2014
Executive Vice President	Non-Registered	Seung-Gyu Kim	—	December 30, 2014
Executive Vice President	Non-Registered	Hwayoung Jung	—	December 30, 2014
Managing Director	Non-Registered	Seungrock Kim	—	December 30, 2014
Managing Director	Non-Registered	Nam Hee Lee	—	December 30, 2014
Non-standing Director	Registered	Yong-Man Rhee	—	March 21, 2014
Non-standing Director	Registered	Young-Soo Park	—	March 21, 2015
Non-standing Director	Registered	Doo-Hee Lee	—	March 21, 2014
Non-standing Director	Registered	Hee-Yul Chai	—	March 21, 2015
Non-standing Director	Registered	Hyung-Goo Lee	—	March 29, 2014
Non-standing Director	Registered	Hun Lee	—	March 21, 2014
Non-standing Director	Registered	John Ji Whan Park	—	March 21, 2014

As of March 21, 2014

Position		Name	Common Stock Owned	Expiration of Term
Chairman & CEO	Registered	Soon-Woo Lee	14,300	December 30, 2014
Executive Vice President	Non-Registered	Seung-Gyu Kim	—	December 30, 2014
Executive Vice President	Non-Registered	Hwayoung Jung	—	December 30, 2014
Managing Director	Non-Registered	Seungrock Kim	—	December 30, 2014
Managing Director	Non-Registered	Nam Hee Lee	—	December 30, 2014
Non-standing Director	Registered	Young-Soo Park	—	March 21, 2015
Non-standing Director	Registered	Sang-Geun Oh	—	March 20, 2015
Non-standing Director	Registered	Hee-Yul Chai	—	March 21, 2015
Non-standing Director	Registered	Kang-Shik Choi	—	March 20, 2015
Non-standing Director	Registered	Seong-Yeal Lim	—	March 20, 2015
Non-standing Director	Registered	Min Chang	—	March 20, 2015

2.	Employee Status

As of December 31, 2013	(units: persons, thousands of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	86	—	—	86	3 years and 7 months	7,234	84

*	Excluding three non-registered acting managing directors.

3.	Directors’ Compensation

(unit: in millions of Won)

Items	Total Compensation	Number of Persons	Average Compensation Per Director	Note
Standing Director	1,569	1	1,569
Non-standing Directors	112	2	56	Excluding audit committee members
Audit Committee Members	272	5	54	No compensation was provided to one of the members of the Audit Committee

*	Cumulative basis from January 1 to December 31, 2013

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

*As of December 31, 2014	(unit: in millions of Won)

Name	Relation	Item	Date	Maturity	Rate	Changes
						Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	2008.12.26	2014.10.19	4.04%	1,000	-	-	1,000
Total						1,000	-	-	1,000

*	The above loan was fully repaid on March 20, 2014

b.	Payment Transactions

*As of December 31, 2014	(unit: shares)

Name	Relation	Capital Contribution and Share Disposal
		Types of Shares	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	695,956,580	—	(99,266,200)	596,690,380
		Preferred Stock	70,000,000	—	(70,000,000)	—
Kwangju Bank	Subsidiary	Common stock	49,413,851	—	—	49,413,851
Kyongnam Bank	Subsidiary	Common stock	58,050,037	—	—	58,050,037
Woori FIS	Subsidiary	Common Stock	4,900,000	—	—	4,900,000
Woori F&I	Subsidiary	Common Stock	14,000,000	—	—	14,000,000
Woori Investment & Securities	Subsidiary	Common Stock	75,426,214	—	—	75,426,214
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Financial	Subsidiary	Common Stock	11,180,630	—	—	11,180,630
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori FG Savings Bank	Subsidiary	Common Stock	10,320,000	—	—	10,320,000
Woori Finance Research Institute	Subsidiary	Common Stock	600,000	—	—	600,000
Woori Card	Subsidiary	Common Stock	—	169,266,200	—	169,266,200
Woori Investment Bank	Subsidiary	Common Stock	—	139,295,015	—	139,295,015
Total			1,010,110,403	—	—	1,149,405,418

*	All equity interest in Woori Financial Co., Ltd. was sold on March 20, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 31, 2014	By: /s/ Seung-Gyu Kim
(Signature)
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President